Exhibit 1.01
KEYSIGHT TECHNOLOGIES, INC.
Conflict Minerals Report
For The Year Ended December 31, 2025

This Conflict Minerals Report (the “Report”) of Keysight Technologies, Inc. (“Keysight” or “we”) for the year ended December 31, 2025 is designed to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”).

Pursuant to the Rule, Keysight conducted due diligence regarding the source and chain of custody of the necessary tin, tungsten, tantalum and gold (collectively referred to herein as “conflict minerals” or “3TGs”) necessary to the functionality or production of our products. Based on our efforts assessing our supply chain, and the uncertainty in responses we received from our suppliers, we cannot exclude the possibility that some of the 3TGs present in our supply chain may have originated in the Democratic Republic of Congo (“DRC”) or adjoining countries (collectively the “Covered Countries”). For this reason, we are required under the Rule to submit this Report as an Exhibit to Keysight’s Form SD.

This report has been prepared by Keysight with the assistance of our third-party vendor, Source Intelligence (“SI”). The information presented includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. It does not include the activities of variable interest entities that are not required to be consolidated.

1. Company and Product Overview

Keysight is a technology company providing electronic design and test solutions that are used in the design, development, manufacture, installation, deployment, validation, optimization and secure operation of electronics systems for the communications, networking and electronics industries. Keysight also provides related services, including start-up assistance, instrument productivity, application services and instrument calibration and repair. We also offer customization, consulting and optimization services throughout the customer’s product lifecycle, including start-up assistance, instrument productivity, application services and instrument calibration and repair.

2. Conflict Minerals Policy

Keysight is committed to complying with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd- Frank Act”) and requiring that same commitment from our supply chain partners. To that end, Keysight’s Supplier Code of Conduct (which may be accessed at https://about.keysight.com/en/supplier/SupplierCodeofConduct.pdf) requires suppliers to take reasonable measures to ensure products, parts, components and materials supplied to Keysight are “DRC conflict free” as that term is used under Section 1502 of the Dodd-Frank Act. In addition, we maintain a Statement on Conflict Minerals on our website that describes our commitment to responsible sourcing (available at https://about.keysight.com/en/companyinfo/environment/Keysight_Conflict_Minerals_Statement.pdf).

3. Description of Reasonable Country of Origin Inquiry

In undertaking the reasonable country of origin inquiry (“RCOI”), Keysight conducted a survey of suppliers that may provide parts containing 3TGs. In previous years, Keysight has focused on higher spend suppliers (i.e., those Keysight identified as strategic, core and selected basic suppliers). Beginning in 2021, Keysight expanded its approach to include suppliers across all spend categories (not just those higher spend suppliers). Keysight maintained this expanded approach, surveying a similar number of suppliers as in prior years to ensure consistency and stability in its program coverage. To improve the efficiency and relevance of the RCOI process, Keysight conducted a targeted analysis of its supplier base to exclude companies that met one or more of the following criteria:

•The company supplies Keysight with packaging only (excluding labels);
•The company supplies Keysight only with items that do not end up in Keysight’s products (including equipment used to make our products but not a part of the actual products themselves);
•The company is a test lab providing Keysight with product testing only;
•The company is a service provider only;
•The company does not meet Keysight’s criteria for supplying items containing 3TGs.

To complete the reasonable country of origin (“RCOI”) required by the SEC Final Rule, Source Intelligence engaged Keysight’s suppliers to collect information about the presence and sourcing of 3TGs used in the products and components supplied to Keysight. CMRT’s version 6.5 and above were accepted. Suppliers were offered two options to submit the required information, either by uploading the CMRT in MS Excel format or by completing an online survey version of this template directly in the SI platform. In certain cases where the supplier was unable to complete the CMRT using the SI platform, Source Intelligence uploaded the CMRT on the supplier’s behalf.

Supplier responses were evaluated for plausibility, consistency, and completeness. If any of the following quality control flags were raised, suppliers were automatically contacted by the Source Intelligence platform on a bi-weekly basis up to three follow up attempts:
•One or more smelter or refiners (“SOR”) were listed for an unused metal;
•SOR information was not provided for a used metal, or SOR information provided was not a verified metal processor[1];
•Supplier answered yes to sourcing from the Democratic Republic of the Congo or adjoining countries (“DRC”), but none of the SORs listed are known to source from the region;
•Supplier indicated that they have not received data for each metal from all relevant suppliers;
•Supplier indicated they have not identified all of the SORs used for the products included in the declaration scope;
•Supplier indicated they have not provided all applicable SOR information received; and
•Supplier indicated 100% of the 3TG for products covered by the declaration originates from scrap/recycled sources, but one or more SORs listed are not known to be exclusive recyclers.

If, after these efforts, a given supplier still did not register with the system or provide the information requested, an escalation process was initiated by Keysight’s Supplier Relationship Managers. Consistent with RCOI requirements, where Keysight had reason to believe that some of the 3TGs may have originated from the Covered Countries, Keysight conducted due diligence on the source and chain of custody of the conflict minerals in question.

4. Due Diligence Process

Design of Due Diligence

The due diligence measures Keysight takes pursuant to the Rule have been designed to conform, in all material respects, with the framework in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) including the related supplements for gold, tin, tantalum and tungsten. A summary of Keysight’s due diligence approach is provided below.

Keysight’s conflict minerals due diligence process includes the five steps as defined by the OECD Guidance:
1)establishing strong company management systems, 2) identifying and assessing risks in our supply chain, 3) designing and implementing a strategy to respond to identified risks, 4) utilizing independent third-party audits, and 5) publicly reporting on our supply chain due diligence. A summary of the due diligence measures undertaken by Keysight is outlined below.

Establish Strong Company Management Systems

Internal Team
2) Keysight has established a management system to support compliance with conflict minerals requirements. The management system is overseen by a cross functional internal team comprised of Legal, Product Regulatory Affairs, Supplier Quality, and Procurement Compliance. The team’s efforts are supported by Keysight’s General Counsel, as well as other executive-level representatives. The team of regulatory and legal subject matter experts includes:

•Arthur Leh, Procurement Compliance Program Manager
•Elizabeth Marquez, Vice President, Enterprise Compliance
•Amanda Barnabas, Global Procurement and Materials Vice President
•Rick Chapman, Director of Corporate Customer Experience and Quality
•Krysta De Lima, Assistant General Counsel
•Lim Pow Wah, Supplier Quality and Compliance Manager
•James C. Powell, Product Regulatory Compliance, Americas Program Manager
•Robert Tait, Global Product Regulatory Compliance Manager

[1]Source Intelligence maintains a smelter/refiner database to document which companies are known metal processors (i.e., verified), which companies are exclusive recyclers, mine country of origin information, and DRC conflict-free certification status. Source Intelligence collects SOR data submitted by suppliers via CMRTs and compares it against its existing database. Supplier responses listing entities that are not verified smelters/refiners are flagged and suppliers are asked for further clarification.

The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by Arthur Leh, who serves as the Conflict Minerals Program Manager. Senior management and our Board of Directors are briefed about the results of our program efforts as necessary.

Control Systems

We have put into place necessary controls to promote compliance with the Rule. One central control is our Standards of Business Conduct (“SBC”), Keysight’s employee code of conduct which outlines expected behaviors for all Keysight employees. The SBC is publicly available at https://www.keysight.com/us/en/assets/7121-1114/corporate-reports/Keysight-Standards-of-Business-Conduct.pdf and includes instructions to employees to ensure that all third parties acting on behalf of Keysight comply with current laws on conflict minerals. We also provide multiple mechanisms whereby employees and suppliers can report violations of Keysight’s policies, including an anonymous hotline (https://keysight.ethicspoint.com) managed by the Enterprise Compliance team within the Legal Department. Additionally, inquiries regarding conflict minerals may be submitted to Keysight’s Product Environmental and Regulatory Compliance team by emailing ccr.keysight@keysight.com.

Further, our Supplier Code of Conduct directs all Keysight suppliers to take reasonable measures to ensure that the tantalum, tin, tungsten, and gold in the products, parts, components and materials supplied to Keysight are “DRC conflict free.” Keysight communicates this requirement in writing to all suppliers and suppliers must complete an online verification survey to ensure compliance with Keysight’s supply chain requirements. As we enter into new supplier agreements or renew existing contracts, we include a clause requiring suppliers to provide information about the sources (including smelters) of conflict minerals in products they supply to Keysight.

Supplier Engagement

In an effort to comply with the OECD requirement to strengthen engagement with suppliers, Keysight has, through Source Intelligence, offered and provided our suppliers with education on conflict minerals and the related requirements of the Rule. Feedback from this engagement has allowed us to enhance the training by focusing and adapting it to each supplier’s needs. It has also allowed us to make clear our expectations to suppliers in our supply chain.

Keysight has also provided Source Intelligence with at least one method of contact for each supplier designated as in-scope (email address and telephone number). Email was the preferred method of communication. The RCOI began with an introduction email from Keysight to suppliers describing the Conflict Minerals Compliance Program requirements and identifying Source Intelligence as a partner in the process. Following that introduction email, SI sent a subsequent email to suppliers containing a registration and survey request link for the on-line data collection platform. Subsequent engagement followed these steps:

•Following the initial introductions to the program and information request, up to 10 reminder emails were sent to each non-responsive supplier requesting survey completion.
•Suppliers who remained non-responsive to these email reminders were contacted by telephone and reminded of the survey.
•Keysight will engage directly with the non-responsive suppliers in an event that the above two steps fail to obtain a respond from the suppliers.

Grievance Mechanism

Various communication channels exist to serve as grievance mechanisms for early-warning risk awareness. We have multiple longstanding grievance mechanisms whereby employees (internal) and suppliers (external) can report violations of Keysight’s policies. This includes, but is not limited to, our whistleblower hotline, which is accessible online to internal and external parties alike. The web address for this hotline (https://keysight.ethicspoint.com) is included on every page of our publicly available SBC. Employees also may take advantage of Keysight’s open door policy to escalate concerns to management, Human Resources, Internal Audit or our Legal Department.

Maintain Records

Keysight policy is to retain relevant documentation relating to our conflict minerals compliance efforts. Documentation will be retained for a period of five years.

Identify and Assess Risks in the Supply Chain

In accordance with the OECD Guidance, Keysight recognizes the importance of identifying and assessing risks associated with conflict minerals in the supply chain. Smelters or Refiners (“SOR”) that are not certified conflict-free pose a significant risk to our supply chain. Keysight utilizes a software platform provided by Source Intelligence to evaluate and identify such risk. The software provides us a classification of all smelters and refiners that have been declared by our suppliers through their CMRT. Each facility that meets the Responsible Minerals Initiative definition of a smelter or refiner of 3TGs is classified as either high, medium or low risk based on five criteria: (1) credible evidence of unethical or conflict sourcing; (2) geographic proximity to the DRC and Covered Countries; (3) known mineral source country of origin; (4) peer assessments conducted by credible third-party sources and (5) Responsible Minerals Assurance Program (“RMAP”) audit status.

For SOR’s within Keysight’s supply chain that are known or suspected to be sourcing from the DRC or Covered Countries, additional investigation is conducted to determine the source and chain-of-custody of the relevant minerals. Source Intelligence relies on the following internationally accepted audit standards to determine which SORs are considered “DRC Conflict Free”: the Conflict-Free Sourcing Initiative (“CFSI”) Conflict-Free Smelter Program, the London Bullion Market Association Good Delivery Program and the Responsible Jewellery Council Chain-of-Custody Certification. Source Intelligence has become an official vendor member of the CFSI to further facilitate the exchange of supply chain data and technical information in the quest for global ethical sourcing of materials. This membership provides Source Intelligence access to the following working groups: Engage with the CMRT Development Team, Smelter Engagement Team, Smelter Data Management Team, CFSI Stakeholders Call, and CFSI Plenary.

If the SOR is not certified by these internationally-recognized schemes, Source Intelligence attempts to contact the SOR to gain more information about their sourcing practices, including countries of origin and transfer, and whether there are any internal due diligence procedures in place or other processes the SORs take to track the chain-of-custody on the source of its mineral ores. Relevant information to review includes: whether the SOR has a documented, effective and communicated conflict-free policy, an accounting system to support a mass balance of materials processed, and traceability documentation. Internet research is also performed to determine whether there are any outside sources of information regarding the SOR’s sourcing practices. Up to three contact attempts are made by SI to SORs to gather information on mine country of origin and sourcing practices.

Design and Implement a Strategy to Respond to Identified Risks

Once a conflict mineral-related risk is identified, Keysight implements a risk management plan to explore and mitigate the risk. As an initial step, Keysight ensures that all suppliers understand its expectations regarding compliance with the Dodd-Frank Act by providing them with documented instructions on CMRT completion. Escalations are sent to non-responsive suppliers to outline the importance of submitting a CMRT and reiterate the cooperation required from our suppliers to ensure compliance to the Rule. Updates on this process are provided regularly to Keysight management.

When potential high-risk smelters or refiners (“SORs”) are identified in supplier CMRT response, Keysight initiates an escalation procedure designed to mitigate the risks posed by these facilities. Through our third-party service provider, Keysight requests that these suppliers provide to Keysight (1) a specific part/product level CMRT to identify which specific Keysight parts might be affected by the high-risk smelters, and (2) a plan for the removal of these high-risk smelters.

Consistent with OECD Guidance, risk mitigation measures are tailored to each supplier’s specific context. Suppliers are given clear performance objectives within reasonable timeframes, with the objective of reducing and eliminating these risks from the supply chain. In addition, suppliers are guided to our third-party vendor’s learning management system to engage in educational materials on responsible sourcing practices and risk mitigation strategies.

Keysight also engages directly with suppliers when there is a reason to believe that 3TGs may originate from sources that could support conflict in the Covered Countries. As part of this engagement, Keysight highly encourages suppliers to source 3TGs from sources that do not support such conflict, as provided in the OECD Guidance. To date, we have not identified any instance in which it was necessary to immediately terminate a contract or find an alternate supplier due to lack of compliance with Keysight’s requirements. Keysight continues to work with our supply chain to identify and diligently address any risks as necessary.

Independent Third-Party Audits

Keysight does not have a direct relationship with any 3TG smelters or refiners and do not perform or independently audit these entities within our supply chain. Keysight relies on industry associations that administer independent third-party audits of smelters and refiners. During this reporting year, Keysight remained a member of the Responsible Minerals Initiative (“RMI”) and is working in support and promotion of its RMAP audit programs.

Publicly Report on Supply Chain Due Diligence

Keysight reports annually on supply chain due diligence by filing a Form SD and Conflict Minerals Report with the SEC. This report can be accessed via our company website at: https://about.keysight.com/en/companyinfo/environment/Keysight_Conflict_Minerals_Report.pdf.

5. RCOI / Due Diligence Results

For the 2025 reporting year, Keysight received CMRT responses from 86% of the targeted suppliers surveyed. The survey cut off date was May 6, 2026. All final CMRT submissions were reviewed and validated to ensure completeness and accuracy. Any invalid CMRTs that were flagged in the system have now been resolved and replaced by a valid submission.

As of May 7, 2026, Keysight has validated 365 smelters or refiners in our supply chain based on information from RMI and Source Intelligence, and continues to work toward validating additional SOR entries reported by suppliers.

Based on supplier CMRT responses and the information provided by Source Intelligence, Keysight has identified 242 smelters in our supply chain which are certified conflict-free by the RMI Responsible Minerals Assurance Process (“RMAP”). Keysight has also identified a number of other smelters certified as conflict-free for which the source of raw materials is not disclosed.

Notwithstanding these efforts, certain suppliers remain unable to provide company or product level information regarding the specific smelters or refiners associated with the materials supplied to Keysight. As a result, Keysight cannot definitively determine whether the reported conflict minerals are contained in the components or parts supplied. In addition, some suppliers are unable to identify with certainty which SORs contributed to the 3TGs used in their products supplied to Keysight.

6. Steps to Mitigate Risk

In the next reporting year, Keysight’s conflict minerals program will continue to focus on vetting smelter data including:

a.Increasing the emphasis on clean and validated smelter and refiner information from our supply chain as the list of conflict-free smelters and refiners grows and more smelters and refiners declare their intent to enroll in the program;
b.Encouraging our suppliers to enact due diligence procedures for their supply chains to improve the content of the responses from such suppliers;
c.Requesting that suppliers connect any identified smelters with the products and parts the suppliers supply to Keysight;
d.Comparing smelters reported by suppliers on the CMRT to RMI’s list of smelters;
e.Promoting the RMAP audit programs through our supply chain;
f.Engaging with suppliers and directing them to training resources to increase the response rate and improve the content quality of the supplier survey responses; and
g.Engaging any of our suppliers found to be supplying us with conflict minerals from sources that support conflict in the Covered Countries to establish an alternative source of conflict minerals that does not support such conflict.